 ANIMAS RESOURCES LTD.                                      TSX.V: ANI

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#410 – 325 Howe St., Vancouver, BC Canada V6C 1Z7   Tel: 604-687-6197   Fax: 604-688-3392

April 7th, 2010

NR 10-5

Animas to JV two advanced Nevada Gold Projects

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51% of Golden Arrow Gold Project for $3.5 million in exploration expenditures.

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NI 43-101 compliant resource report filed by the optionor in May, 2009 on Golden Arrow.

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51% of Kinsley Mountain Gold Project for $1.5 million in exploration expenditures.

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Kinsley Mountain produced 134,000 ounces of gold in the 1990s.

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Animas will be operator of both projects.

Animas Resources (TSX.V: ANI) (“Animas” or the “Company”) is pleased to announce that a binding letter agreement was signed with Nevada Sunrise Gold Corp. (“Nevada Sunrise”) to option two gold properties in Nevada: the Golden Arrow and the Kinsley Mountain properties.

Golden Arrow Property, Nevada

The Golden Arrow gold property is located in the Nevada high desert, approximately 40 miles (60 kilometers) east of Tonopah, Nye County. Golden Arrow is on the flank of the Kawich Range and on the eastern margin of Stone Cabin Valley, within the Golden Arrow mining district.  The property has a number of favorable attributes for exploration of mineral resources: gentle topography, mild climate, available ground water, and close proximity to highways and towns.

The entire Golden Arrow district has been consolidated, and the property consists of 279 unpatented lode mineral claims and 17 patented lode mineral claims.  In total, the property covers an area of approximately 5,684 acres (2,300 hectares).

Historic exploration resulted in the discovery and subsequent drill-definition of two centers of (volcanic rock-hosted epithermal) gold-silver mineralization.  Nevada Sunrise has previously reported a 43-101 compliant measured and indicated resource on the Golden Arrow property which is available on www.sedar.com.

Animas can earn a 51% interest in the Golden Arrow Property by spending $3.5 million in exploration over three years (of which $1 million must be spent by the end of 2010).   A joint venture will be formed when Animas has earned its 51% interest.  Upon earning its initial interest, Animas may elect to spend a further $4,000,000 to earn an additional 9% interest for a total interest of 60%.   Animas also has the right to earn up to a 75% interest by paying for and completing a Pre-Feasibility study.

Kinsley Mountain Property, Nevada

The Kinsley Mountain gold property is located in eastern Nevada in Elko County between the towns of Ely and Wendover. A former owner produced 134,777 ounces of gold from this mine from 1994 to 1999.  The Kinsley Mountain property consists of 141 unpatented lode mining claims covering an area of approximately 2,807 acres (1,136 hectares). Gold mineralization occurs in Middle to Upper Cambrian-age sedimentary rock units including limestone, dolomite and shale.  This mineralization exhibits characteristics similar to other sedimentary rock-hosted “Carlin-type” gold deposits in Nevada.  Substantial technical archives for the Kinsley Mountain property includes records for 1,156 drill holes, totaling 244,900 feet (with an average depth of only 212 feet).

Animas can earn a 51% interest in the Kinsley Mountain property by spending $1.5 million in exploration expenditures over three years (of which $200,000 must be spent by the end of 2010).   A joint venture will be formed when Animas has earned its 51% interest.  Upon earning its initial interest Animas may elect to spend a further $3 million in exploration expenditures to earn an additional 14% interest for a total interest of 65%.   Animas also has the right to earn up to 75% interest by paying for and completing a Pre-feasibility Study.

During the option period Animas will be the operator for these two properties.

Gregory E. McKelvey, President and CEO of Animas commented that “Animas is excited to earn into the Golden Arrow deposit to advance the known resources and complete exploration on the sound targets on the remainder of the property.  As is the case at Santa Gertrudis in Mexico, Golden Arrow has a NI 43-101 compliant resource and exceptional potential to expand the resource and discover new resources. Kinsley Mountain is an equally exciting Carlin-Like target that matches our growth strategy in precious metals. We are excited to begin drilling in Mexico shortly and Nevada later this year. Animas has reviewed, and continues to review, merger and joint venture opportunities with compatible companies with properties complementary to our growth strategy.”

About Nevada Sunrise Gold Corp.

Nevada Sunrise is a junior exploration company with a focus on gold projects in the state of Nevada. The company currently owns interests in 4 gold and silver properties all within the state and is primarily focused on the Golden Arrow Project.

Financing

Animas also announces that it will be proceeding with a non-brokered private placement financing of 4 million units at $0.35 per unit for gross proceeds of $1,400,000. Each unit will comprise of one common share and one-half of one non-transferable warrant. Each whole warrant will entitle the holder to purchase one additional common share for a period of 18 months at a price of $0.55 per common share.

The financing proceeds will be used for drilling at the Santa Gertrudis property, the Golden Arrow property and the Kinsley Mountain property and for general corporate purposes.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in North and Latin America, re-consolidated the Santa Teresa District's Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding in 2007. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“Gregory E. McKelvey”

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Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected